Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-195316

May 21, 2014

€500,000,000

3.000% Notes due 2026

FINAL TERM SHEET

May 21, 2014

Issuer:	Prologis, L.P.

Guarantor:	Prologis, Inc.

Legal Format:	SEC Registered

Security:	3.000% Notes due 2026

Size:	€500,000,000

Expected Ratings (Moody’s/S&P)*:	Baa2/BBB+ (Positive/Stable)

Maturity Date:	June 2, 2026

Coupon:	3.000% per annum, payable annually

Price to Public:	99.138%

Underwriting Discount:	0.50%

Net Proceeds, Before Expenses, to Issuer:	€493,190,000

Mid-Swaps Yield:	1.837%

Spread to Mid-Swap:	+125 basis points

Benchmark Bund:	1.750% DBR due February 15, 2024

Benchmark Bund Yield/Price:	1.374% / 103.4%

Spread to Benchmark Bund:	+171.3 basis points

Yield to Maturity:	3.087%

Interest Payment Dates:	June 2nd of each year, commencing June 2, 2015

Day Count Convention:	Actual/Actual (ICMA)

Optional Redemption:	At any time prior to March 2, 2026 based on the Comparable Government Bond Rate+30 basis points, or on or after March 2, 2026 at par.

Settlement Date:	June 2, 2014 (T+7)

Trade Date:	May 21, 2014

Use of Proceeds:	The issuer intends to use the net proceeds to redeem the approximately $182 million aggregate principal amount outstanding of its 5.625% notes due November 15, 2016, which the issuer called for redemption on May 14, 2014 and for general corporate purposes, including to repay or repurchase other indebtedness. In the short term, the issuer intends to use the net proceeds to repay borrowings under its multi-currency senior term loan.

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in euros. If the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the issuer or so used.

Payment of Additional Amounts:	The issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:	The issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	€100,000 x €1,000

ISIN/Common Code/CUSIP:	XS1072516690 / 107251669 / 74340X BB6

Listing:	The issuer intends to apply to list the Notes on the NYSE

Joint Book-Running Managers:	Goldman, Sachs & Co.
J.P. Morgan Securities plc
Merrill Lynch International
The Royal Bank of Scotland plc

Senior Co-Managers:	Citigroup Global Markets Limited
HSBC Bank plc
Mitsubishi UFJ Securities International plc
Morgan Stanley & Co. International plc
SMBC Nikko Capital Markets Limited
Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (Europe) Limited
Deutsche Bank AG, London Branch
ING Bank NV, Belgian Branch
Mizuho International plc
PNC Capital Markets LLC
Scotiabank Europe plc
U.S. Bancorp Investments, Inc.

Junior Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
Crédit Agricole Corporate and Investment Bank
Regions Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site atwww.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Goldman, Sachs & Co. at 1-866-471-2526 or J.P. Morgan Securities plc at +44 207-134-2468 or Merrill Lynch International at 1-800-294-1322 or The Royal Bank of Scotland plc at 1-866-884-2071.